Exhibit 99.1

THIRD QUARTER 2013 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS RECORD THIRD QUARTER 2013 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2013 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, August 29, 2013 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,304 million for the quarter ended July 31, 2013, up $64 million or 3% from the prior year and up $368 million or 19% from last quarter. We also announced an increase to our quarterly dividend of $0.04 or 6%, to $0.67 per share.

Excluding specified items as discussed on page 3 of this Earnings Release, net income was $2,214 million, up $236 million or 12%(1) from last year and up $247 million or 13%(1) from last quarter. Our solid results were driven by continued strength across most of our businesses, including record earnings in Personal & Commercial Banking and Wealth Management.

“We continue to deliver solid performance, with record earnings of over $2.3 billion, as we leverage our strength, scale, and strong capital position to successfully execute on our disciplined growth strategy through a slow growth environment,” said Gordon M. Nixon, RBC President and CEO. “Today we are also pleased to announce a 6% increase in our quarterly dividend”.

Q3 2013 compared to Q3 2012

•	Net income of $2,304 million (up 3% from $2,240 million)
•	Diluted earnings per share (EPS) of $1.52 (up $0.05 from $1.47)
•	Return on common equity (ROE) of 20.9% (down from 22.7%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.2%

YTD 2013 compared to YTD 2012

•	Net income of $6,310 million (up 12% from $5,628 million)
•	Diluted EPS of $4.15 (up $0.47 from $3.68)
•	ROE of 19.7% (up from 19.6%)

Results and measures excluding specified items(1), as detailed on page 3, include a favourable income tax adjustment of $90 million in the current quarter, a restructuring charge of $44 million ($31 million after-tax) in the prior quarter and net favourable adjustments of $262 million after-tax in the prior year.

Excluding specified items(1): Q3 2013 compared to Q3 2012

•	Net income of $2,214 million (up 12% from $1,978 million)
•	Diluted EPS of $1.46 (up $0.17 from $1.29)
•	ROE of 20.0% (up from 19.9%)

Excluding specified items(1): YTD 2013 compared to YTD 2012

•	Net income of $6,251 million (up 12% from $5,568 million)
•	Diluted EPS of $4.11 (up $0.47 from $3.64)
•	ROE of 19.5% (up from 19.3%)

Personal & Commercial Banking net income was a record $1,180 million, up $78 million or 7% compared to last year, largely due to solid volume growth across all businesses in Canada and lower provision for credit losses (PCL) reflecting improved credit quality. The inclusion of our acquisition of Ally Canada also contributed to the increase. Excluding the prior year’s favourable mortgage prepayment adjustment, net income increased $170 million or 17%(1).

Compared to last quarter, net income was up $123 million or 12%, largely due to the positive impact of seasonal factors, including additional days in the quarter, and volume growth across all businesses in Canada.

Wealth Management net income was a record $236 million, up $80 million or 51% compared to last year, mainly due to higher average fee-based client assets resulting from net sales and capital appreciation. Higher transaction volumes also contributed to the increase. Excluding an unfavourable impact of $29 million ($21 million after-tax) related to certain regulatory and legal matters in the prior year, earnings were up $59 million or 33%(1). Compared to the prior quarter, net income was up $11 million or 5%, mainly due to higher average fee-based client assets.

Insurance net income was $160 million, down $19 million or 11% from a year ago as higher earnings from a new U.K. annuity contract this quarter were mostly offset by higher claims costs including net claims of $14 million ($10 million after-tax) related to severe weather conditions in Alberta and Ontario. In addition, the prior year benefitted from a $33 million ($24 million after-tax) reduction of policy acquisition cost-related liabilities reflecting changes to our proprietary distribution channel. Compared to the prior quarter, earnings decreased $6 million or 4%.

[1]	These measures are non-GAAP. For further information, including a reconciliation, refer to the non-GAAP measures section on page 3 of this Earnings Release.

Investor & Treasury Services net income was $104 million, up $53 million from a year ago, primarily due to higher revenue and our ongoing focus on cost management activities in Investor Services. Incremental earnings related to our additional 50% ownership of Investor Services also contributed to the increase. These factors were partially offset by lower funding and liquidity revenue. Excluding last year’s loss related to the acquisition of RBC Dexia, net income increased $42 million(1). Compared to the prior quarter, net income increased $37 million, largely driven by higher securities lending as the current quarter was favourably impacted by the European dividend season, partially offset by lower funding and liquidity revenue. Excluding last quarter’s restructuring charge, net income increased $6 million or

6%(1).

Capital Markets net income was $388 million, down $41 million or 10% from a year ago, primarily due to lower fixed income trading revenue, partly as a result of market concerns related to the phase-out of the U.S. quantitative easing program, and lower investment banking activities compared to strong levels last year. These factors were partially offset by lower variable compensation and a favourable income tax adjustment of $31 million related to the first half of the current year, as a result of a lower effective tax rate for the current year.

Compared to last quarter, earnings were flat, as lower investment banking activities across most geographies, and lower fixed income trading revenue were offset by lower variable compensation, the favourable income tax adjustment related to the first half of the current year, and growth in lending, primarily in the U.S.

Corporate Support net income was $236 million, largely reflecting net favourable tax adjustments, including a $90 million income tax adjustment related to the prior year. Asset/liability management activities also contributed to our results.

Capital – As at July 31, 2013, Basel III Common Equity Tier 1 (CET1) ratio was 9.2%, up 10 basis points compared to last quarter, driven by strong internal capital generation.

Credit Quality – Total PCL of $267 million decreased $57 million or 18% from a year ago, mainly due to lower provisions in our Caribbean and Canadian Banking portfolios reflecting improved credit quality, partially offset by higher provisions in Wealth Management. Total PCL decreased $21 million or 7% from the prior quarter, mainly due to decreases in our Canadian Banking and Capital Markets portfolios, partially offset by an increase in Wealth Management. PCL ratio of 26 basis points declined 8 basis points compared to the prior year and 3 basis points compared to last quarter.

[1]	These measures are non-GAAP. For further information, including a reconciliation, refer to the non-GAAP measures section on page 3 of this Earnings Release.

Non-GAAP measures

Results and measures excluding specified items are non-GAAP measures. Specified items include a favourable income tax adjustment of $90 million in the current quarter, a restructuring charge of $44 million ($31 million after-tax) in the prior quarter, and net favourable adjustments of $262 million after-tax in the prior year including the release of a $128 million tax uncertainty provision and net interest income of $72 million ($53 million after-tax) related to the settlement of several tax matters, a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax), and a loss of $12 million ($11 million after-tax) related to our acquisition of the remaining 50% interest in RBC Dexia.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance and should enhance the comparability of our comparative periods. For further information, refer to the Key performance and non-GAAP measures section of our Q3 2013 Report to Shareholders.

Net Income excluding specified items
	For the three months ended July 31, 2013					For the three months ended July 31, 2012
(Millions of Canadian dollars, except per share and percentage amounts)	Reported		Income tax adjustment		Adjusted	Reported	Tax settlement	Mortgage prepayment adjustment	Loss related to RBC Dexia acquisition	Adjusted
Net income	$2,304	$		(90)	$2,214	$2,240	$(181)	$(92)	$11	$1,978
Basic earnings per share	$1.54	$		(0.06)	$1.48	$1.49	$(0.13)	$(0.06)	$0.01	$1.31
Diluted earnings per share	$1.52	$		(0.06)	$1.46	$1.47	$(0.12)	$(0.06)	$—	$1.29
ROE	20.9%				20.0%	22.7%				19.9%

	For the three months ended April 30, 2013
	Reported		I&TS restructuring charge		Adjusted
Net income	$1,936	$		31	$1,967
Basic earnings per share	$1.28	$		0.02	$1.30
Diluted earnings per share	$1.27	$		0.02	$1.29
ROE	18.5%				18.8%

	For the nine months ended July 31, 2013					For the nine months ended July 31, 2012
	Reported		Income tax adjustment	I&TS restructuring charge	Adjusted	Reported	Tax settlement	Mortgage prepayment adjustment	Loss related to RBC Dexia acquisition	Adjusted
Net income	$6,310		$(90)	$31	$6,251	$5,628	$(181)	$(92)	$213	$5,568
Basic earnings per share	$4.18		$(0.06)	$0.02	$4.14	$3.72	$(0.13)	$(0.06)	$0.15	$3.68
Diluted earnings per share	$4.15		$(0.06)	$0.02	$4.11	$3.68	$(0.12)	$(0.06)	$0.14	$3.64
ROE	19.7%				19.5%	19.6%				19.3%

Personal & Commercial Banking net income, excluding specified items
	For the three months ended July 31, 2012					For the nine months ended July 31, 2012
(Millions of Canadian dollars)	Reported		Mortgage prepayment adjustment	Adjusted		Reported	Mortgage prepayment adjustment	Adjusted
Net income	$1,102		$(92)	$1,010		$3,054	$(92)	$2,962

Investor & Treasury Services net income, excluding specified items
	For the three months ended April 30, 2013					For the the three months ended July 31, 2012
(Millions of Canadian dollars)	Reported		Restructuring charge	Adjusted		Reported	Loss related to RBC Dexia acquisition	Adjusted
Net income	$67		$31	$98		$51	$11	$62

	For the nine months ended July 31, 2013					For the nine months ended July 31, 2012
	Reported		Restructuring charge	Adjusted		Reported	Loss related to RBC Dexia acquisition	Adjusted
Net income	$251		$31	$282		$13	$213	$226

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our future business growth and efficiencies, our financial performance objectives, vision and strategic goals; and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our future business growth and efficiencies, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, operational, legal and regulatory compliance, insurance, reputation and strategic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2012 Annual Report and in the Risk management section of our Q3 2013 Report to Shareholders; the impact of changes in laws and regulations, including relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, over-the-counter derivatives reform, the payments system in Canada, consumer protection measures and regulatory reforms in the U.K. and Europe; general business and economic market conditions in Canada, the United States and certain other countries in which we operate, including the effects of the European sovereign debt crisis, and the high levels of Canadian household debt; cybersecurity; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; judicial or regulatory judgments and legal proceedings; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2012 Annual Report, as updated by the Overview section in our Q3 2013 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2012 Annual Report to Shareholders and in the Risk management section of our Q3 2013 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q3 2013 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, August 29, 2013 at 7:30 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-695-7806 or 1-888-789-9572, passcode 2674741#). Please call between 7:20 a.m. and 7:25 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EDT) on August 29 until November 27, 2013 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 3629188#).

Media Relations Contacts

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Rina Cortese, Media Relations, rina.cortese@rbc.com, 416-974-5506 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, and investor services and wholesale banking on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 44 other countries. For more information, please visit rbc.com.

Trademarks used in this Earnings Release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this Earnings Release, which are not the property of Royal Bank of Canada, are owned by their respective holders.